SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A. A Publicly-Held Company CNPJ: 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. A Publicly-Held Company CNPJ: 42.157.511/0001-61 NIRE: 32.300.025.897

MATERIAL FACT

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, and in accordance with the company’s Notice to the Market of September 16th and the Material Information release published on September 22nd,  ARACRUZ  CELULOSE  S.A.  ("ARACRUZ" or the “company”) and VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), announce that, on this date, the management of ARACRUZ and representatives of Empresas CMPC S.A. (“CMPC”), based in Santiago, Chile, signed a sales contract (the “Contract”) for the transfer of ownership of the assets represented by the industrial installations, lands and forests collectively known as the Guaíba Unit, located in the municipality of Guaíba, in the state of Rio Grande do Sul. In general terms, these comprise: (i) a pulp Mill with an annual production capacity of approximately 450,000 tons; (ii) a paper plant, with an annual production capacity of around 60,000 tons; (iii) land totalling an area of approximately 212,000 hectares (of which 32,000 hectares are leased, under partnerships); as well as (iv) licenses and authorizations for a project to expand the pulp mill, raising its production capacity to around 1.75 million tons a year.

The sale price that has been agreed for the Guaíba Unit is US$ 1,430 million and the payments are to be made in two installments, the first of which, for the sum of US$ 1 (one) billion, is to be made upon the completion of the deal, set for December 15, 2009; and the second, for the sum of US$ 430 million, to be made 45 (forty-five) days after the payment of the first, with a interest rate of 7.5% p.a..

Despite selling the Guaíba Unit, the company has retained assets worth about US$ 180 million, represented by industrial equipment that had been purchased for the expansion of that unit and shall now be used in a future expansion project that the company may undertake. The timing and sequence of any future expansion projects will be subject to market conditions and the company’s commitment to the exercising of discipline in the expansion of the pulp and paper industry worldwide.

Simultaneously, the company is restructuring its debt liabilities, in order to align the maturity profile with its future cash generation. The combination of these two events will reposition the company’s capital structure and debt profile, while creating conditions for the resumption of growth through high yield projects and the recovery of its investment grade rating.

Aracruz/São Paulo, October 8, 2009.

VOTORANTIM CELULOSE E PAPEL S.A.	ARACRUZ CELULOSE S.A.
Marcos Grodetzky	Marcos Grodetzky
Investor Relations Officer	Investor Relations Officer

Special Note Regarding Forward-Looking Statements:
This Relevant Fact contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Aracruz and VCP, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 8, 2009	By:	/s/ Marcos Grodetzky
Name: Marcos Grodetzky
Title: Chief Financial Officer and Investor Relations Officer